FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	…………………………………………………… ,	2012

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	October 26, 2012	By ……/s/…… Toshihide Aoki ………
(Signature)*

Toshihide Aoki
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2012

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2012

October 25, 2012

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended September 30, 2012	Three months ended September 30, 2011	Change(%)		Three months ended September 30, 2012

Net sales	¥799,949	¥916,911	-	12.8	$10,255,756
Operating profit	70,877	122,548	-	42.2	908,679
Income before income taxes	75,180	118,265	-	36.4	963,846
Net income attributable to Canon Inc.	¥50,139	¥77,864	-	35.6	$642,808

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥43.15	¥64.43	-	33.0	$0.55
- Diluted	43.15	64.42	-	33.0	0.55

CONSOLIDATED RESULTS FOR THE NINE MONTHS
	(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projected
	Nine months ended September 30, 2012	Nine months ended September 30, 2011	Change(%)		Nine months ended September 30, 2012	Year ending December 31, 2012	Change(%)

Net sales	¥2,528,394	¥2,592,676	-	2.5	$32,415,308	¥3,532,000	-	0.7
Operating profit	246,152	283,461	-	13.2	3,155,795	356,000	-	5.8
Income before income taxes	253,449	281,924	-	10.1	3,249,346	364,000	-	2.8
Net income attributable to Canon Inc.	¥163,391	¥187,187	-	12.7	$2,094,756	¥234,000	-	5.9

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥138.48	¥153.42	-	9.7	$1.78	¥202.99	-	0.7
- Diluted	138.47	153.41	-	9.7	1.78	-		-

	Actual
	As of September 30, 2012	As of December 31, 2011	Change(%)		As of September 30, 2012

Total assets	¥3,728,388	¥3,930,727	-	5.1	$47,799,846

Canon Inc. stockholders’ equity	¥2,427,216	¥2,551,132	-	4.9	$31,118,154

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY78=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 28, 2012, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2012 Third Quarter in Review

Looking back at the global economy in the third quarter of 2012, in the United States, with little improvement in employment conditions and housing issues, the pace of economic recovery remained moderate, while in Europe lingering concerns over the financial crisis in Southern European nations continued to severely impact the real economy. In China and India, in addition to declines in export growth, investment and consumer spending also experienced a slowdown. And in Japan, domestic demand, which had been steady, started showing signs of weakening. As for the global economy overall, the slowdown was felt more intensely.

As for the markets in which Canon operates amid these conditions, while demand for office multifunction devices (MFDs) continued to grow steadily in Japan and elsewhere, demand for laser printers leveled off, primarily in Europe, owing to the economic downturn. Demand for interchangeable-lens digital cameras continued to realize robust growth in all regions while the market for compact digital cameras shrunk due to the stagnation of the global economy. Demand for inkjet printers on the whole also declined due to the effects of the economy. Within the industry and other segment, amid a growing sense of uncertainty regarding semiconductor lithography equipment, demand for flat-panel-display lithography equipment for large-size LCD panels remained sluggish.

The average values of the yen during the third quarter and first nine months of the year were ¥78.58 and ¥79.48 to the U.S. dollar, respectively, a year-on-year depreciation of approximately ¥1 and appreciation of approximately ¥1 and ¥98.48 and ¥101.83 to the euro, respectively, year-on-year appreciations of approximately ¥12 and ¥11.

Although Canon continued efforts to expand sales, mainly for competitively priced products such as interchangeable-lens digital cameras and office equipment, amid the negative impact of economic deterioration, mainly in Europe and emerging markets such as China, and the sharp appreciation of the yen, third-quarter net sales totaled ¥799.9 billion (U.S.$10,256 million), a decrease of 12.8% from the year-ago period. Net sales for the nine months ended September 30, 2012 totaled ¥2,528.4 billion (U.S.$32,415 million), a year-on-year decrease of 2.5%. Despite the positive effects of ongoing cost-cutting efforts, the gross profit ratio for the third quarter declined by 1.1 points to 48.3% from the year-ago period due to the significant impact of the strong yen and product mix. The gross profit ratio for the first nine months of the year also declined by 1.1 points to 48.2%. Owing to Group-wide efforts to thoroughly reduce spending, operating expenses for the third quarter decreased by ¥14.1 billion (U.S.$181 million) from the corresponding period of the previous year while operating expenses for the first nine months of the year decreased by ¥22.4 billion (U.S.$287 million). Consequently, third-quarter operating profit decreased by 42.2% to ¥70.9 billion (U.S.$909 million) while operating profit for the nine-month period decreased by 13.2% to ¥246.2 billion (U.S.$3,156 million). Other income (deductions) recorded a positive turnaround of ¥8.6 billion (U.S.$110 million) for the third quarter from the year-ago period, mainly reflecting an improvement in foreign currency exchange gains and losses, while income before income taxes decreased by 36.4% year on year to ¥75.2 billion (U.S.$964 million). For the nine months ended September 30,2012, other income (deductions) recorded an increase of ¥8.8 billion (U.S.$113 million) from the year-ago period, also due to foreign currency exchange gains and losses, and income before income taxes decreased by 10.1% year on year to ¥253.4 billion (U.S.$3,249 million). Net income attributable to Canon Inc. decreased by 35.6% to ¥50.1 billion (U.S.$643 million) for the third quarter and decreased by 12.7% to ¥163.4 billion (U.S.$2,095 million) for the first nine months of the year.

Basic net income attributable to Canon Inc. stockholders per share for the quarter was ¥43.15 (U.S.$0.55), a decrease of ¥21.28 (U.S.$0.27) compared with the corresponding quarter of the previous year, and ¥138.48 (U.S.$1.78) for the first nine months of 2012, a year-on-year decrease of ¥14.94 (U.S.$0.19).

Results by Segment

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, although sales volumes of MFDs increased in Japan thanks to strong sales of imageRUNNER ADVANCE-series office systems, sluggish sales in Europe and Asia led to a slight decrease in sales overall compared with the year-ago period, while sales of Océ VarioPrint-series black-and-white production printers, which were jointly developed by Canon and Océ based on an Océ engine, contributed to increased sales in Europe and the United States. As for laser printers, sales volumes declined in Europe, the United States and Asia from the corresponding period of the previous year due to deterioration in business sentiment. Consequently, combined with the appreciation of the yen, third-quarter sales for the segment totaled ¥409.4 billion (U.S.$5,248 million), declining 13.4% year on year. Likewise, operating profit for the quarter decreased by 39.3% to ¥41.1 billion (U.S.$528 million). Sales for the combined first nine months of the year totaled ¥1,301.3 billion (U.S.$16,683 million), decreasing 8.3% year on year, while operating profit declined by 20.1% to ¥152.3 billion (U.S.$1,953 million).

Within the Imaging System Business Unit, despite efforts to achieve sales growth with the competitively priced EOS Digital Rebel series along with the EOS 5D Mark III and EOS 60D advanced-amateur models, sales volumes of interchangeable-lens digital cameras decreased from the year-ago period due to a delayed new-product launch. As for compact digital cameras, while highly functional PowerShot-series models contributed to healthy sales, unit sales for the third quarter declined from the corresponding period of the previous year due to sluggish market demand. With regard to inkjet printers, sales volumes increased from the year-ago period thanks to healthy sales of mid-level and high-end models, mainly in Europe and the United States. Accordingly, third-quarter sales for the Imaging System Business Unit, which were also negatively affected by the strong yen, dropped 7.3% year on year to ¥322.1 billion (U.S.$4,129 million) while quarterly operating profit decreased by 30.0% to ¥52.6 billion (U.S.$674 million). Sales for the first nine months totaled ¥995.3 billion (U.S.$12,760 million), rising 6.0% year on year, while operating profit totaled ¥155.4 billion (U.S.$1,992 million), a decrease of 3.1% year on year.

Within the Industry and Others Business Unit, among semiconductor lithography equipment, while sales of i-line steppers remained at the same level as the previous year owing to demand for sensors and LED elements, sales volume overall decreased due to restrained capital expenditure for memory devices. As for flat-panel-display lithography equipment, unit sales decreased by half compared with the year-ago period due to sluggish demand for large-size LCD panels. Consequently, third-quarter sales for the segment decreased by 24.9% to ¥92.9 billion (U.S.$1,192 million), while operating profit totaled ¥5.0 billion (U.S.$65 million), dropping 44.6% year on year. Sales for the first nine months of the year totaled ¥301.1 billion (U.S.$3,860 million), a decrease of 1.9% year on year, while operating profit was ¥15.4 billion (U.S.$197 million), a decrease of 25.2%.

Cash Flow

During the first nine months of 2012, cash flow from operating activities totaled ¥265.8 billion (U.S.$3,408 million), a decrease of ¥76.8 billion (U.S.$985 million) compared with the year-ago period, mainly because cash outflow from inventories declined owing to the effects of optimized inventory levels facilitated by the recovery following the previous year’s flooding in Thailand.

Due to ongoing capital investment focused on boosting production, cash outflow from investing activities decreased ¥47.0 billion (U.S.$603 million) year on year, totaling ¥155.0 billion (U.S.$1,988 million). Accordingly, free cash flow totaled ¥110.8 billion (U.S.$1,420 million), a decrease of ¥29.8 billion (U.S.$382 million) from the previous year.

Cash outflow from financing activities recorded an outlay of ¥313.1 billion (U.S.$4,014 million), an increase of ¥61.5 billion (U.S.$789 million), arising from repurchases of treasury stock. Owing to these factors, as well as the negative impact of foreign currency translation adjustments, cash and cash equivalents decreased by ¥205.6 billion (U.S.$2,636 million) year on year to ¥567.6 billion (U.S.$7,277 million).

Outlook

As for the outlook in the fourth quarter of 2012, the global economy is expected to realize low growth due to the sluggish economies in Europe and slowdown in emerging economies, and also faces further downward risk caused by the delay in taking action in response to the eurozone sovereign debt crisis. The Japanese and U.S. economies are expected to continue recovering modestly owing to growing domestic demand.

In the businesses in which Canon is involved, within the office equipment market, demand for MFDs is projected to grow steadily in Japan and the United States. As for laser printers, forecasts call for challenging conditions amid the negative effects of deteriorating business sentiment. Demand for interchangeable-lens digital cameras is expected to continue increasing across most regions, although prospects remain uncertain in some areas. Demand for compact digital cameras is anticipated to increase for models offering high functionality and high added value. As for inkjet printers, demand is expected to grow toward the end of the year. In the industry and others market, capital investment by memory manufacturers for semiconductor lithography equipment will likely continue to be restrained and demand for flat-panel-display lithography equipment is expected to remain sluggish for the remainder of the year.

With regard to currency exchange rates for the last quarter of 2012, on which Canon’s performance outlook is based, despite uncertain prospects for the global economy, Canon anticipates exchange rates of ¥78 to the U.S. dollar and ¥100 to the euro.

Upon taking into consideration the abovementioned foreign exchange rate assumptions and current economic forecasts, Canon projects full-year consolidated net sales of ¥3,532.0 billion (U.S.$45,282 million), a year-on-year decrease of 0.7%; operating profit of ¥356.0 billion (U.S.$4,564 million), a year-on-year decrease of 5.8%; income before income taxes of ¥364.0 billion (U.S.$4,667 million), a year-on-year decrease of 2.8%; and net income attributable to Canon Inc. of ¥234.0 billion (U.S.$3,000 million), a year-on-year decrease of 5.9%.

Consolidated Outlook

	Millions of yen
Fiscal year
	Year ending December 31, 2012		Change	Year ended December 31, 2011	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	¥3,690,000	¥3,532,000	¥(158,000)	¥3,557,433	-0.7%
Operating profit	390,000	356,000	(34,000)	378,071	-5.8%
Income before income taxes	395,000	364,000	(31,000)	374,524	-2.8%
Net income attributable to Canon Inc.	¥250,000	¥234,000	¥(16,000)	¥248,630	-5.9%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1.  CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2012	As of December 31, 2011	Change	As of September 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	¥567,610	¥773,227	¥(205,617)	$7,277,051
Short-term investments	48,339	125,517	(77,178)	619,731
Trade receivables, net	459,025	533,208	(74,183)	5,884,936
Inventories	591,121	476,704	114,417	7,578,474
Prepaid expenses and other current assets	250,957	244,649	6,308	3,217,398

Total current assets	1,917,052	2,153,305	(236,253)	24,577,590
Noncurrent receivables	18,367	16,772	1,595	235,474
Investments	53,149	51,790	1,359	681,397
Property, plant and equipment, net	1,226,589	1,190,836	35,753	15,725,500
Intangible assets, net	129,457	138,030	(8,573)	1,659,705
Other assets	383,774	379,994	3,780	4,920,180

Total assets	¥3,728,388	¥3,930,727	¥(202,339)	$47,799,846

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥2,309	¥8,343	¥(6,034)	$29,603
Trade payables	346,516	380,532	(34,016)	4,442,513
Accrued income taxes	48,550	45,900	2,650	622,436
Accrued expenses	281,918	299,422	(17,504)	3,614,333
Other current liabilities	141,078	159,651	(18,573)	1,808,692

Total current liabilities	820,371	893,848	(73,477)	10,517,577
Long-term debt, excluding current installments	2,121	3,368	(1,247)	27,192
Accrued pension and severance cost	250,335	249,604	731	3,209,423
Other noncurrent liabilities	70,455	70,240	215	903,269

Total liabilities	1,143,282	1,217,060	(73,778)	14,657,461

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	2,240,538
Additional paid-in capital	399,190	401,572	(2,382)	5,117,821
Legal reserve	61,234	59,004	2,230	785,051
Retained earnings	3,078,233	3,059,298	18,935	39,464,526
Accumulated other comprehensive income (loss)	(474,531)	(481,773)	7,242	(6,083,731)
Treasury stock, at cost	(811,672)	(661,731)	(149,941)	(10,406,051)

Total Canon Inc. stockholders’ equity	2,427,216	2,551,132	(123,916)	31,118,154

Noncontrolling interests	157,890	162,535	(4,645)	2,024,231

Total equity	2,585,106	2,713,667	(128,561)	33,142,385

Total liabilities and equity	¥3,728,388	¥3,930,727	¥(202,339)	$47,799,846

	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2012	As of December 31, 2011		As of September 30, 2012
Notes:
1. Allowance for doubtful receivables	¥11,190	¥11,563		$143,462
2. Accumulated depreciation	2,087,108	2,038,682		26,757,795
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(373,637)	(378,863)		(4,790,218)
Net unrealized gains and losses on securities	1,964	1,003		25,179
Net gains and losses on derivative instruments	659	455		8,449
Pension liability adjustments	(103,517)	(104,368)		(1,327,141)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.  CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2012	Three months ended September 30, 2011	Change(%)		Three months ended September 30, 2012

Net sales	¥799,949	¥916,911	-	12.8	$10,255,756
Cost of sales	413,194	464,405			5,297,359

Gross profit	386,755	452,506	-	14.5	4,958,397
Operating expenses:
Selling, general and administrative expenses	243,403	251,974			3,120,551
Research and development expenses	72,475	77,984			929,167

	315,878	329,958			4,049,718

Operating profit	70,877	122,548	-	42.2	908,679
Other income (deductions):
Interest and dividend income	1,515	2,056			19,423
Interest expense	(138)	(155)			(1,769)
Other, net	2,926	(6,184)			37,513

	4,303	(4,283)			55,167

Income before income taxes	75,180	118,265	-	36.4	963,846

Income taxes	24,021	39,733			307,961

Consolidated net income	51,159	78,532			655,885
Less: Net income attributable to noncontrolling interests	1,020	668			13,077

Net income attributable to Canon Inc.	¥50,139	¥77,864	-	35.6	$642,808

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2012	Nine months ended September 30, 2011	Change(%)		Nine months ended September 30, 2012

Net sales	¥2,528,394	¥2,592,676	-	2.5	$32,415,308
Cost of sales	1,310,820	1,315,434			16,805,385

Gross profit	1,217,574	1,277,242	-	4.7	15,609,923
Operating expenses:
Selling, general and administrative expenses	749,594	769,623			9,610,179
Research and development expenses	221,828	224,158			2,843,949

	971,422	993,781			12,454,128

Operating profit	246,152	283,461	-	13.2	3,155,795
Other income (deductions):
Interest and dividend income	5,089	5,816			65,244
Interest expense	(513)	(827)			(6,577)
Other, net	2,721	(6,526)			34,884

	7,297	(1,537)			93,551

Income before income taxes	253,449	281,924	-	10.1	3,249,346

Income taxes	85,524	91,992			1,096,461

Consolidated net income	167,925	189,932			2,152,885
Less: Net income attributable to noncontrolling interests	4,534	2,745			58,129

Net income attributable to Canon Inc.	¥163,391	¥187,187	-	12.7	$2,094,756

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2012	Three months ended September 30, 2011	Change(%)		Three months ended September 30, 2012
Consolidated net income	¥51,159	¥78,532	-	34.9	$655,885
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(1,734)	(78,847)			(22,231)
Net unrealized gains and losses on securities	(61)	(2,976)			(782)
Net gains and losses on derivative instruments	(654)	1,528			(8,385)
Pension liability adjustments	361	40			4,628

	(2,088)	(80,255)			(26,770)

Comprehensive income(loss)	49,071	(1,723)		-	629,115
Less: Comprehensive income(loss) attributable to noncontrolling interests	1,241	(518)			15,910

Comprehensive income(loss) attributable to Canon Inc.	¥47,830	¥(1,205)		-	$613,205

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2012	Nine months ended September 30, 2011	Change(%)		Nine months ended September 30, 2012
Consolidated net income	¥167,925	¥189,932	-	11.6	$2,152,885
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	6,632	(58,330)			85,026
Net unrealized gains and losses on securities	928	(4,112)			11,897
Net gains and losses on derivative instruments	243	1,170			3,115
Pension liability adjustments	949	1,501			12,167

	8,752	(59,771)			112,205

Comprehensive income	176,677	130,161	+	35.7	2,265,090
Less: Comprehensive income attributable to noncontrolling interests	4,777	2,687			61,244

Comprehensive income attributable to Canon Inc.	¥171,900	¥127,474	+	34.9	$2,203,846

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.  DETAILS OF SALES

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Three months ended September 30, 2012	Three months ended September 30, 2011	Change(%)		Three months ended September 30, 2012
Office	¥409,351	¥472,941	-	13.4	$5,248,090
Imaging System	322,086	347,442	-	7.3	4,129,308
Industry and Others	92,942	123,784	-	24.9	1,191,564
Eliminations	(24,430)	(27,256)		-	(313,206)

Total	¥799,949	¥916,911	-	12.8	$10,255,756

	Millions of yen				Thousands of U.S. dollars
Sales by region	Three months ended September 30, 2012	Three months ended September 30, 2011	Change(%)		Three months ended September 30, 2012
Japan	¥165,759	¥169,526	-	2.2	$2,125,115
Overseas:
Americas	219,993	240,598	-	8.6	2,820,423
Europe	221,740	273,823	-	19.0	2,842,821
Asia and Oceania	192,457	232,964	-	17.4	2,467,397

	634,190	747,385	-	15.1	8,130,641

Total	¥799,949	¥916,911	-	12.8	$10,255,756

Results for the nine months	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Nine months ended September 30, 2012	Nine months ended September 30, 2011	Change(%)		Nine months ended September 30, 2012
Office	¥1,301,252	¥1,419,602	-	8.3	$16,682,718
Imaging System	995,296	939,279	+	6.0	12,760,205
Industry and Others	301,072	306,833	-	1.9	3,859,897
Eliminations	(69,226)	(73,038)		-	(887,512)

Total	¥2,528,394	¥2,592,676	-	2.5	$32,415,308

	Millions of yen				Thousands of U.S. dollars
Sales by region	Nine months ended September 30, 2012	Nine months ended September 30, 2011	Change(%)		Nine months ended September 30, 2012
Japan	¥521,483	¥493,130	+	5.7	$6,685,679
Overseas:
Americas	673,521	687,651	-	2.1	8,634,885
Europe	725,129	822,417	-	11.8	9,296,526
Asia and Oceania	608,261	589,478	+	3.2	7,798,218

	2,006,911	2,099,546	-	4.4	25,729,629

Total	¥2,528,394	¥2,592,676	-	2.5	$32,415,308

Notes: 1.	The primary products included in each of the segments are as follows:

Office Business Unit :	Office multifunction devices (MFDs) / Office copying machines / Personal-use copying machines / Laser MFDs / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solution

Imaging System Business Unit *:	Interchangeable-lens digital cameras / Compact digital cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Inkjet printers /Large-format inkjet printers / Commercial photo printers / Image scanners / Broadcast equipment / Calculators

Industry and Others Business Unit :	Semiconductor lithography equipment / Flat-panel-display lithography equipment / Digital radiography systems / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED panel manufacturing equipment / Micromotors / Computers / Handy terminals / Document scanners

* The “Consumer Business Unit” has been renamed the “Imaging System Business Unit”.

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Nine months ended September 30, 2012	Nine months ended September 30, 2011	Nine months ended September 30, 2012
Cash flows from operating activities:
Consolidated net income	¥167,925	¥189,932	$2,152,885
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	185,228	190,528	2,374,718
Loss on disposal of fixed assets	9,582	6,946	122,846
Deferred income taxes	(963)	(8,017)	(12,346)
Decrease in trade receivables	73,160	62,847	937,949
Increase in inventories	(113,366)	(151,547)	(1,453,410)
Increase (decrease) in trade payables	(29,573)	71,560	(379,141)
Increase (decrease) in accrued income taxes	2,649	(3,242)	33,962
Increase (decrease) in accrued expenses	(17,590)	17,475	(225,513)
Increase (decrease) in accrued (prepaid) pension and severance cost	2,621	(941)	33,603
Other, net	(13,858)	(32,958)	(177,668)

Net cash provided by operating activities	265,815	342,583	3,407,885
Cash flows from investing activities:
Purchases of fixed assets	(233,415)	(159,319)	(2,992,500)
Proceeds from sale of fixed assets	2,442	2,695	31,308
Purchases of available-for-sale securities	(300)	(1,939)	(3,846)
Proceeds from sale and maturity of available-for-sale securities	223	1,586	2,859
(Increase) decrease in time deposits, net	79,312	(57,144)	1,016,821
Acquisitions of subsidiaries, net of cash acquired	(704)	17	(9,026)
Purchases of other investments	(796)	(147)	(10,205)
Other, net	(1,795)	12,251	(23,014)

Net cash used in investing activities	(155,033)	(202,000)	(1,987,603)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	389	712	4,987
Repayments of long-term debt	(3,632)	(4,053)	(46,564)
Increase (decrease) in short-term loans, net	(4,547)	7,479	(58,295)
Dividends paid	(142,362)	(152,784)	(1,825,154)
Repurchases of treasury stock, net	(149,966)	(99,835)	(1,922,641)
Other, net	(12,992)	(3,088)	(166,564)

Net cash used in financing activities	(313,110)	(251,569)	(4,014,231)
Effect of exchange rate changes on cash and cash equivalents	(3,289)	(17,962)	(42,166)

Net change in cash and cash equivalents	(205,617)	(128,948)	(2,636,115)
Cash and cash equivalents at beginning of period	773,227	840,579	9,913,166

Cash and cash equivalents at end of period	¥567,610	¥711,631	$7,277,051

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.  NOTE FOR GOING CONCERN ASSUMPTION

     Not applicable.

6.  SEGMENT INFORMATION

(1) SEGMENT INFORMATION BY BUSINESS UNIT

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2012	Three months ended September 30, 2011	Change(%)		Three months ended September 30, 2012
Office
Net sales:
External customers	¥407,661	¥471,302	-	13.5	$5,226,423
Intersegment	1,690	1,639	+	3.1	21,667

Total	409,351	472,941	-	13.4	5,248,090

Operating cost and expenses	368,203	405,164	-	9.1	4,720,552

Operating profit	¥41,148	¥67,777	-	39.3	$527,538

Imaging System
Net sales:
External customers	¥321,788	¥347,167	-	7.3	$4,125,487
Intersegment	298	275	+	8.4	3,821

Total	322,086	347,442	-	7.3	4,129,308

Operating cost and expenses	269,478	272,270	-	1.0	3,454,846

Operating profit	¥52,608	¥75,172	-	30.0	$674,462

Industry and Others
Net sales:
External customers	¥70,500	¥98,442	-	28.4	$903,846
Intersegment	22,442	25,342	-	11.4	287,718

Total	92,942	123,784	-	24.9	1,191,564

Operating cost and expenses	87,907	114,698	-	23.4	1,127,013

Operating profit	¥5,035	¥9,086	-	44.6	$64,551

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(24,430)	(27,256)		-	(313,206)

Total	(24,430)	(27,256)		-	(313,206)

Operating cost and expenses	3,484	2,231		-	44,666

Operating profit	¥(27,914)	¥(29,487)		-	$(357,872)

Consolidated
Net sales:
External customers	¥799,949	¥916,911	-	12.8	$10,255,756
Intersegment	-	-		-	-

Total	799,949	916,911	-	12.8	10,255,756

Operating cost and expenses	729,072	794,363	-	8.2	9,347,077

Operating profit	¥70,877	¥122,548	-	42.2	$908,679

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2012	Nine months ended September 30, 2011	Change(%)		Nine months ended September 30, 2012
Office
Net sales:
External customers	¥1,297,269	¥1,414,654	-	8.3	$16,631,654
Intersegment	3,983	4,948	-	19.5	51,064

Total	1,301,252	1,419,602	-	8.3	16,682,718

Operating cost and expenses	1,148,946	1,228,931	-	6.5	14,730,077

Operating profit	¥152,306	¥190,671	-	20.1	$1,952,641

Imaging System
Net sales:
External customers	¥994,102	¥938,528	+	5.9	$12,744,898
Intersegment	1,194	751	+	59.0	15,308

Total	995,296	939,279	+	6.0	12,760,206

Operating cost and expenses	839,941	778,883	+	7.8	10,768,475

Operating profit	¥155,355	¥160,396	-	3.1	$1,991,731

Industry and Others
Net sales:
External customers	¥237,023	¥239,494	-	1.0	$3,038,756
Intersegment	64,049	67,339	-	4.9	821,141

Total	301,072	306,833	-	1.9	3,859,897

Operating cost and expenses	285,712	286,310	-	0.2	3,662,974

Operating profit	¥15,360	¥20,523	-	25.2	$196,923

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(69,226)	(73,038)		-	(887,513)

Total	(69,226)	(73,038)		-	(887,513)

Operating cost and expenses	7,643	15,091		-	97,987

Operating profit	¥(76,869)	¥(88,129)		-	$(985,500)

Consolidated
Net sales:
External customers	¥2,528,394	¥2,592,676	-	2.5	$32,415,308
Intersegment	-	-		-	-

Total	2,528,394	2,592,676	-	2.5	32,415,308

Operating cost and expenses	2,282,242	2,309,215	-	1.2	29,259,513

Operating profit	¥246,152	¥283,461	-	13.2	$3,155,795

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2012	Three months ended September 30, 2011	Change(%)		Three months ended September 30, 2012
Japan
Net sales:
External customers	¥185,558	¥213,453	-	13.1	$2,378,949
Intersegment	462,541	541,707	-	14.6	5,930,013

Total	648,099	755,160	-	14.2	8,308,962

Operating cost and expenses	579,714	644,963	-	10.1	7,432,231

Operating profit	¥68,385	¥110,197	-	37.9	$876,731

Americas
Net sales:
External customers	¥219,710	¥237,761	-	7.6	$2,816,795
Intersegment	6,068	5,291	+	14.7	77,795

Total	225,778	243,052	-	7.1	2,894,590

Operating cost and expenses	219,042	230,767	-	5.1	2,808,231

Operating profit	¥6,736	¥12,285	-	45.2	$86,359

Europe
Net sales:
External customers	¥221,338	¥273,314	-	19.0	$2,837,666
Intersegment	1,258	1,472	-	14.5	16,128

Total	222,596	274,786	-	19.0	2,853,794

Operating cost and expenses	212,481	260,120	-	18.3	2,724,115

Operating profit	¥10,115	¥14,666	-	31.0	$129,679

Asia and Oceania
Net sales:
External customers	¥173,343	¥192,383	-	9.9	$2,222,346
Intersegment	190,111	225,350	-	15.6	2,437,321

Total	363,454	417,733	-	13.0	4,659,667

Operating cost and expenses	351,425	398,688	-	11.9	4,505,449

Operating profit	¥12,029	¥19,045	-	36.8	$154,218

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(659,978)	(773,820)		-	(8,461,257)

Total	(659,978)	(773,820)		-	(8,461,257)

Operating cost and expenses	(633,590)	(740,175)		-	(8,122,949)

Operating profit	¥(26,388)	¥(33,645)		-	$(338,308)

Consolidated
Net sales:
External customers	¥799,949	¥916,911	-	12.8	$10,255,756
Intersegment	-	-		-	-

Total	799,949	916,911	-	12.8	10,255,756

Operating cost and expenses	729,072	794,363	-	8.2	9,347,077

Operating profit	¥70,877	¥122,548	-	42.2	$908,679

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2012	Nine months ended September 30, 2011	Change(%)		Nine months ended September 30, 2012
Japan
Net sales:
External customers	¥599,352	¥572,347	+	4.7	$7,684,000
Intersegment	1,397,550	1,419,806	-	1.6	17,917,308

Total	1,996,902	1,992,153	+	0.2	25,601,308

Operating cost and expenses	1,755,339	1,699,616	+	3.3	22,504,346

Operating profit	¥241,563	¥292,537	-	17.4	$3,096,962

Americas
Net sales:
External customers	¥667,809	¥682,176	-	2.1	$8,561,654
Intersegment	18,157	12,352	+	47.0	232,782

Total	685,966	694,528	-	1.2	8,794,436

Operating cost and expenses	670,672	677,833	-	1.1	8,598,359

Operating profit	¥15,294	¥16,695	-	8.4	$196,077

Europe
Net sales:
External customers	¥723,819	¥818,803	-	11.6	$9,279,731
Intersegment	4,311	3,483	+	23.8	55,269

Total	728,130	822,286	-	11.5	9,335,000

Operating cost and expenses	701,332	788,977	-	11.1	8,991,436

Operating profit	¥26,798	¥33,309	-	19.5	$343,564

Asia and Oceania
Net sales:
External customers	¥537,414	¥519,350	+	3.5	$6,889,923
Intersegment	596,338	560,780	+	6.3	7,645,359

Total	1,133,752	1,080,130	+	5.0	14,535,282

Operating cost and expenses	1,089,659	1,036,900	+	5.1	13,969,987

Operating profit	¥44,093	¥43,230	+	2.0	$565,295

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(2,016,356)	(1,996,421)		-	(25,850,718)

Total	(2,016,356)	(1,996,421)		-	(25,850,718)

Operating cost and expenses	(1,934,760)	(1,894,111)		-	(24,804,615)

Operating profit	¥(81,596)	¥(102,310)		-	$(1,046,103)

Consolidated
Net sales:
External customers	¥2,528,394	¥2,592,676	-	2.5	$32,415,308
Intersegment	-	-		-	-

Total	2,528,394	2,592,676	-	2.5	32,415,308

Operating cost and expenses	2,282,242	2,309,215	-	1.2	29,259,513

Operating profit	¥246,152	¥283,461	-	13.2	$3,155,795

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7.  SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY

      None.

8.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	September 30, 2012	December 31, 2011	Change
Subsidiaries	277	277	-
Affiliates	9	11	(2)
Total	286	288	(2)

2.	Change in Group Entities

Subsidiaries
Addition:	17 companies
Removal:	17 companies

Affiliates(Carried at Equity Basis)
Removal:	2 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

Oct. 25, 2012

CONSOLIDATED FINANCIAL RESULTS FOR

THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2012

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1

2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2

3.	OTHER INCOME / DEDUCTIONS	S 2

4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3

5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3

6.	PROFITABILITY	S 4

7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4

8.	STATEMENTS OF CASH FLOWS	S 4

9.	R&D EXPENDITURE	S 5

10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5

11.	INVENTORIES	S 5

12.	DEBT RATIO	S 5

13.	OVERSEAS PRODUCTION RATIO	S 5

14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen	)

	2012			2011			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Japan
Office	87,294	274,887	-	85,879	265,336	362,528	+1.6%	+3.6%	-
Imaging System	46,678	139,062	-	46,033	125,807	187,397	+1.4%	+10.5%	-
Industry and Others	31,787	107,534	-	37,614	101,987	144,525	-15.5%	+5.4%	-
Total	165,759	521,483	734,500	169,526	493,130	694,450	-2.2%	+5.7%	+5.8%
Overseas
Office	320,367	1,022,382	-	385,423	1,149,318	1,549,584	-16.9%	-11.0%	-
Imaging System	275,110	855,040	-	301,134	812,721	1,123,626	-8.6%	+5.2%	-
Industry and Others	38,713	129,489	-	60,828	137,507	189,773	-36.4%	-5.8%	-
Total	634,190	2,006,911	2,797,500	747,385	2,099,546	2,862,983	-15.1%	-4.4%	-2.3%
Americas
Office	130,849	395,562	-	148,509	434,253	588,190	-11.9%	-8.9%	-
Imaging System	79,239	246,505	-	82,218	225,396	335,158	-3.6%	+9.4%	-
Industry and Others	9,905	31,454	-	9,871	28,002	38,607	+0.3%	+12.3%	-
Total	219,993	673,521	944,100	240,598	687,651	961,955	-8.6%	-2.1%	-1.9%
Europe
Office	130,720	431,790	-	165,340	516,538	696,239	-20.9%	-16.4%	-
Imaging System	86,489	278,090	-	103,556	286,735	391,747	-16.5%	-3.0%	-
Industry and Others	4,531	15,249	-	4,927	19,144	25,079	-8.0%	-20.3%	-
Total	221,740	725,129	1,025,900	273,823	822,417	1,113,065	-19.0%	-11.8%	-7.8%
Asia and Oceania
Office	58,798	195,030	-	71,574	198,527	265,155	-17.9%	-1.8%	-
Imaging System	109,382	330,445	-	115,360	300,590	396,721	-5.2%	+9.9%	-
Industry and Others	24,277	82,786	-	46,030	90,361	126,087	-47.3%	-8.4%	-
Total	192,457	608,261	827,500	232,964	589,478	787,963	-17.4%	+3.2%	+5.0%
Intersegment
Office	1,690	3,983	-	1,639	4,948	5,831	+3.1%	-19.5%	-
Imaging System	298	1,194	-	275	751	1,021	+8.4%	+59.0%	-
Industry and Others	22,442	64,049	-	25,342	67,339	86,565	-11.4%	-4.9%	-
Eliminations	(24,430)	(69,226)	-	(27,256)	(73,038)	(93,417)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	409,351	1,301,252	1,762,700	472,941	1,419,602	1,917,943	-13.4%	-8.3%	-8.1%
Imaging System	322,086	995,296	1,444,700	347,442	939,279	1,312,044	-7.3%	+6.0%	+10.1%
Industry and Others	92,942	301,072	416,200	123,784	306,833	420,863	-24.9%	-1.9%	-1.1%
Eliminations	(24,430)	(69,226)	(91,600)	(27,256)	(73,038)	(93,417)	-	-	-
Total	799,949	2,528,394	3,532,000	916,911	2,592,676	3,557,433	-12.8%	-2.5%	-0.7%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen	)

	2012			2011			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Office
External customers	407,661	1,297,269	1,758,200	471,302	1,414,654	1,912,112	-13.5%	-8.3%	-8.0%
Intersegment	1,690	3,983	4,500	1,639	4,948	5,831	+3.1%	-19.5%	-22.8%
Total sales	409,351	1,301,252	1,762,700	472,941	1,419,602	1,917,943	-13.4%	-8.3%	-8.1%
Operating profit	41,148	152,306	199,900	67,777	190,671	259,265	-39.3%	-20.1%	-22.9%
% of sales	10.1%	11.7%	11.3%	14.3%	13.4%	13.5%	-	-	-
Imaging System
External customers	321,788	994,102	1,443,100	347,167	938,528	1,311,023	-7.3%	+5.9%	+10.1%
Intersegment	298	1,194	1,600	275	751	1,021	+8.4%	+59.0%	+56.7%
Total sales	322,086	995,296	1,444,700	347,442	939,279	1,312,044	-7.3%	+6.0%	+10.1%
Operating profit	52,608	155,355	243,700	75,172	160,396	211,294	-30.0%	-3.1%	+15.3%
% of sales	16.3%	15.6%	16.9%	21.6%	17.1%	16.1%	-	-	-
Industry and Others
External customers	70,500	237,023	330,700	98,442	239,494	334,298	-28.4%	-1.0%	-1.1%
Intersegment	22,442	64,049	85,500	25,342	67,339	86,565	-11.4%	-4.9%	-1.2%
Total sales	92,942	301,072	416,200	123,784	306,833	420,863	-24.9%	-1.9%	-1.1%
Operating profit	5,035	15,360	10,200	9,086	20,523	24,300	-44.6%	-25.2%	-58.0%
% of sales	5.4%	5.1%	2.5%	7.3%	6.7%	5.8%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(24,430)	(69,226)	(91,600)	(27,256)	(73,038)	(93,417)	-	-	-
Total sales	(24,430)	(69,226)	(91,600)	(27,256)	(73,038)	(93,417)	-	-	-
Operating profit	(27,914)	(76,869)	(97,800)	(29,487)	(88,129)	(116,788)	-	-	-
Consolidated
External customers	799,949	2,528,394	3,532,000	916,911	2,592,676	3,557,433	-12.8%	-2.5%	-0.7%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	799,949	2,528,394	3,532,000	916,911	2,592,676	3,557,433	-12.8%	-2.5%	-0.7%
Operating profit	70,877	246,152	356,000	122,548	283,461	378,071	-42.2%	-13.2%	-5.8%
% of sales	8.9%	9.7%	10.1%	13.4%	10.9%	10.6%	-	-	-
(P)=Projection
3. OTHER INCOME / DEDUCTIONS							(Millions of yen)
	2012			2011			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Interest and dividend, net	1,377	4,576	5,700	1,901	4,989	7,444	(524)	(413)	(1,744)
Forex gain (loss)	1,986	(1,347)	(1,300)	(6,496)	(5,659)	(3,287)	+8,482	+4,312	+1,987
Equity earnings (loss) of affiliated companies	247	674	900	(277)	(5,654)	(7,368)	+524	+6,328	+8,268
Other, net	693	3,394	2,700	589	4,787	(336)	+104	(1,393)	+3,036
Total	4,303	7,297	8,000	(4,283)	(1,537)	(3,547)	+8,586	+8,834	+11,547

(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT

	2012			2011
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Office
Monochrome copiers	16%	16%	16%	15%	15%	15%
Color copiers	19%	19%	19%	17%	17%	17%
Printers	44%	44%	44%	49%	48%	48%
Others	21%	21%	21%	19%	20%	20%
Imaging System
Cameras	71%	71%	71%	74%	71%	71%
Inkjet printers	22%	21%	22%	21%	24%	24%
Others	7%	8%	7%	5%	5%	5%
Industry and Others
Lithography equipment	14%	18%	15%	17%	17%	19%
Others	86%	82%	85%	83%	83%	81%

(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

	2012
	3rd quarter	YTD	Year (P)
Office
Japan	+1.6%	+3.6%	-
Overseas	-14.4%	-6.5%	-
Total	-11.4%	-4.7%	-5.2%
Imaging System
Japan	+1.4%	+10.5%	-
Overseas	-5.9%	+9.7%	-
Total	-4.9%	+9.8%	+13.1%
Industry and Others
Japan	-15.5%	+5.4%	-
Overseas	-35.9%	-4.3%	-
Total	-24.7%	-1.2%	-0.7%
Total
Japan	-2.2%	+5.7%	+5.8%
Overseas	-12.7%	-0.1%	+1.1%
Americas	-9.6%	-0.1%	-0.7%
Europe	-11.0%	-3.1%	-0.5%
Asia and Oceania	-18.0%	+4.0%	+5.4%
Total	-10.8%	+1.0%	+2.0%

(P)=Projection

- S3 -

Canon Inc.

6. PROFITABILITY

	2012		2011
	YTD	Year (P)	YTD	Year
ROE *1	8.8%	9.3%	9.7%	9.6%
ROA *2	5.7%	6.1%	6.3%	6.3%
				(P)=Projection
*1 Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity *2 Based on Net Income attributable to Canon Inc. 7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen	)
	2012			2011
	3rd quarter	4th quarter (P)	Year (P)	3rd quarter	Year
Yen/US$	78.58	78.00	79.08	77.75	79.55
Yen/Euro	98.48	100.00	101.30	109.98	110.72
					(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)
	2012
	3rd quarter	Year (P)
US$	+5.1	(5.8)
Euro	(23.0)	(85.8)
Other currencies	+1.0	+0.4
Total	(16.9)	(91.2)
		(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2012
	4th quarter (P)
On sales
US$	5.4
Euro	2.6
On operating profit
US$	2.5
Euro	1.6
	(P)=Projection

8. STATEMENTS OF CASH FLOWS	(Millions of yen)
	2012		2011
	3rd quarter	Year (P)	3rd quarter	Year
Net cash provided by operating activities	63,848	385,000	151,758	469,562
Net cash used in investing activities	(43,256)	(210,000)	(128,692)	(256,543)
Free cash flow	20,592	175,000	23,066	213,019
Net cash used in financing activities	(125,569)	(315,000)	(125,135)	(257,513)
Effect of exchange rate changes on cash and cash equivalents	(1,460)	(3,200)	(34,919)	(22,858)
Net change in cash and cash equivalents	(106,437)	(143,200)	(136,988)	(67,352)
Cash and cash equivalents at end of period	567,610	630,000	711,631	773,227
				(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE	(Millions of yen)

	2012		2011
	3rd quarter	Year (P)	3rd quarter	Year
Office	24,854	-	24,182	103,378
Imaging System	19,471	-	20,801	82,731
Industry and Others	6,122	-	8,100	27,061
Corporate and Eliminations	22,028	-	24,901	94,630
Total	72,475	295,000	77,984	307,800
% of sales	9.1%	8.4%	8.5%	8.7%
			(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	(Millions of yen)
	2012		2011
	3rd quarter	Year (P)	3rd quarter	Year
Increase in PP&E	57,339	270,000	54,545	226,869
Depreciation and amortization	64,322	255,000	62,941	261,343
				(P)=Projection

11. INVENTORIES
(1) Inventories	(Millions of yen)
	2012	2011	Difference
	Sep.30	Dec.31
Office	208,501	207,690	+811
Imaging System	259,419	148,954	+110,465
Industry and Others	123,201	120,060	+3,141
Total	591,121	476,704	+114,417
(2) Inventories / Sales*	(Days)
	2012	2011	Difference
	Sep.30	Dec.31
Office	44	39	+5
Imaging System	68	38	+30
Industry and Others	156	115	+41
Total	63	46	+17
*Index based on the previous six months sales.

12. DEBT RATIO
	2012	2011	Difference
	Sep.30	Dec.31
Total debt / Total assets	0.1%	0.3%	-0.2%

13. OVERSEAS PRODUCTION RATIO
	2012	2011
	YTD	Year
Overseas production ratio	52%	52%

14. NUMBER OF EMPLOYEES
	2012	2011	Difference
	Sep.30	Dec.31
Japan	70,562	70,346	+216
Overseas	130,630	127,961	+2,669
Total	201,192	198,307	+2,885

- S5 -